SIT DIVIDEND GROWTH MUTUAL FUND
I SHARES
TOTAL RISK REWARD
7 YEARS ENDING MARCH 31, 2012



More Return
Less Risk
More Return
More Risk
Less Return
Less Risk
Less Return
More Risk
Standard & Poor's 500
RATE OF RETURN
STANDARD DEVIATION

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	3.49	19.01	[illegible]	1.06	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]

See Reverse side for disclosures

The prospectus contains the investment objective, risks, and charges and expenses of the Fund, as well as other information, which should be carefully considered before investing. For a free prospectus, call 1-800-332-5580 or download the prospectus at www.sitfunds.com.

Performance information is historical and does not guarantee future results. Investment return and principal value of an investment in the Fund will fluctuate, so that an investor's shares in the fund, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. Performance information current to the most recent month-end may be obtained by calling 1-800-332-5580 or by visiting www.sitfunds.com.

Alpha measures risk-adjusted performance, factoring in the risk due to the specific manager rather than the overall market. A high value for alpha implies that the manager has performed better than would have been expected, given its beta (volatility). In contrast, a negative alpha indicates the manager has underperformed, given the expectations established by beta.

Beta shows the volatility of a manager as compared to the volatility of the benchmark; specifically, the performance the stock, fund, or portfolio has experienced in a given period of time as the index moved 1% up or down. A beta above 1 is more volatile than the index, while a beta below 1 is less volatile.

Downside capture ratio measures a manager's performance in down markets relative to a particular benchmark. A down market is one in which the market's quarterly (or monthly) return is less than zero. For example, a ratio of 50% means that the portfolio's value fell only half as much as its benchmark index during down markets.

R-squared reflects the percentage of a manager's movements that can be explained by movements in its benchmark index. Values range from 0 to 100, where 0 indicates no correlation and 100 indicates perfect correlation. For example, an R-squared of 40 means that 40% of the manager's movements can be explained by movements in the benchmark index.

Standard deviation is the statistical measurement of dispersion of returns spread around their historical average (i.e. how widely a stock's or portfolio's returns varied over a certain time period).

Upside capture ratio measures a manager's performance in up markets relative to a particular benchmark. An up market is one in which the market's quarterly (or monthly) return is greater than or equal to zero. For example, a ratio of 50% means that the portfolio's value increased only half as much as its benchmark index during up markets.